Exhibit 2.5

CONTRIBUTION AGREEMENT

This agreement (“Agreement”) is entered into on August 21, 2017, by and among Mr. Rolf Schrömgens, Mr. Peter Vinnemeier, Mr. Malte Siewert (Messrs. Schrömgens, Vinnemeier and Siewert, each, a “Founder,” and collectively, the “Founders”), trivago N.V., a public limited company (naamloze vennootschap) incorporated under the laws of The Netherlands with statutory seat in Amsterdam, The Netherlands (“HoldCo”), Expedia Lodging Partner Services S.à r.l., a limited liability company (société à responsabilité limitée) incorporated under the laws of Switzerland with statutory seat in Geneva, Switzerland (“Expedia”), Expedia, Inc., a corporation incorporated under the laws of the State of Washington, USA with registered address in Tumwater, Washington, USA (“Guarantor”), Expedia, Inc., a corporation incorporated under the laws of the State of Delaware, USA with registered address in Dover, Delaware, USA (“Parent Guarantor”) and trivago GmbH, a private company with limited liability (Gesellschaft mit beschränkter Haftung) incorporated under the laws of Germany with statutory seat in Düsseldorf, Germany (irrespective of its legal form the “Company,” it being understood that such term shall be deemed to include any legal successors of such entity). Capitalized terms used but not defined in this Agreement will have the meanings given to such terms in the IPOSA (defined below).
WHEREAS, the Founders, HoldCo, Expedia, Guarantor, Parent Guarantor and the Company are parties to that certain IPO Structuring Agreement, dated as of December 15/16, 2016 (the “IPOSA”);
WHEREAS, the Founders, Expedia, Guarantor and Parent Guarantor are parties to that certain Tax Financing and Reimbursement Agreement, dated as of December 15/16, 2017 (the “TFARA”);
WHEREAS, on 14 July 2017, the tax office Düsseldorf-Nord issued a ruling with respect to the Company Ruling Request (the “Ruling”);
WHEREAS, such Ruling concluded that the Cost Assumption (as defined below) constituted consideration other than shares within the meaning of Section 11(2) no. 3 of the German Reorganization Tax Act (Umwandlungssteuergesetz) (“Consideration”) causing the Merger not to qualify as a Tax-Free Transaction to the Company, and therefore such Ruling resulted in an Adverse Ruling Determination with respect to the Company Ruling Request;
WHEREAS, Expedia has determined that the Merger should be consummated and is hereby notifying the parties to the IPOSA in writing of such determination;
WHEREAS, the Company, the Founders and Expedia seek to reach an agreement under which Expedia makes the Company whole for any liability for Corporate Taxes (as defined below) incurred by it as a result of the Merger for the purpose of causing a Ruling Event to occur with respect to the Company Ruling Request;

W/2968176

WHEREAS, Expedia is the sole holder of paid-up class B shares in the share capital of HoldCo, each with a nominal value of EUR 0.60, holding two hundred and nine million eight thousand eighty-eight (209,008,088) B-Shares, numbered B1 up to and including B209,008,088 (the “B-Shares”);
WHEREAS, each party has determined that it is in its respective best interests that Expedia, as shareholder of HoldCo, makes an informal capital contribution (informele kapitaalstorting) on the B-Shares in cash, which will be attributed to the share premium reserve (agioreserve) attached to the B-Shares of HoldCo in the amount of the additional tax liability incurred by the Company as a result of the Cost Assumption (as defined below) upon the consummation of the Merger, and that such undertaking according to the parties’ mutual understanding will cause a Ruling Event to occur with respect to the Company Ruling Request; and
WHEREAS, the parties hereto acknowledge and agree that each transaction contemplated by this Agreement, in itself, is fair and balanced in all commercial and economic aspects, including by taking into account all other agreements concluded by the parties (including the IPOSA and the TFARA) and that no party intends to convey any pecuniary benefit to the respective other party or the public shareholders under this Agreement.
NOW, THEREFORE, in consideration of the foregoing and the respective covenants and agreements set forth below, the parties hereto, intending to be legally bound, do hereby agree as follows:
ARTICLE I
1.1    Agreement to Make Whole.
(a)    Subject to the occurrence of a final, non-appealable and unchangeable tax assessment notice issued to the Company and/or HoldCo (as legal successor of the Company) confirming that the assumption by Expedia of costs of the Founders in connection with the Founder Ruling Requests pursuant to Section 2.1(b) of the IPOSA (the “Cost Assumption”) constitutes Consideration (“Notice”), Expedia as shareholder of HoldCo hereby undertakes to make an informal capital contribution (informele kapitaalstorting) on the B-Shares in cash in the amount of any (x) German Corporate Income Tax (Körperschaftsteuer), (y) German solidarity surcharge (Solidaritätszuschlag) thereon, and (z) German Trade Tax (Gewerbesteuer) (the amounts described in clauses (x), (y) and (z) “Corporate Taxes”) triggered to the Company in respect of such Consideration in such Notice (such amount the “Contribution Amount” and such informal capital contribution the “Contribution”). HoldCo hereby accepts the Contribution if and when made. The Contribution will not be made in exchange for any shares issued by HoldCo. In accordance with the terms and conditions of this Agreement, HoldCo and Expedia acknowledge that the Contribution shall be treated as share premium (agio) attached to the B-Shares and that the Contribution Amount will be attributed to the share premium reserve (agioreserve) of HoldCo attached to the B-Shares. HoldCo shall administer the Contribution in its books and accounts, taking into account the above. HoldCo and Expedia acknowledge and agree that HoldCo has no obligation towards Expedia to pay back the Contribution or any part thereof.
(b)    The parties agree that the contribution of the Contribution Amount by Expedia as shareholder of HoldCo shall be treated as a tax neutral shareholder contribution (verdeckte Einlage) at the level of HoldCo for Corporate Tax purposes to the greatest extent possible. If and to the extent that German tax authorities challenge the neutral treatment of the Contribution Amount at the level of HoldCo for Corporate Tax purposes, Expedia shall contribute to HoldCo, in addition to the Contribution Amount, such additional amount as is necessary to ensure that the net amount actually received by HoldCo after taking into account the payment by HoldCo of Corporate Taxes imposed on the Contribution Amount and any additional amounts payable pursuant to this clause (b) equals the full amount HoldCo would have received had no such Corporate Taxes been imposed on the Contribution Amount.
1.2    Duty to Cooperate. The Company and HoldCo shall reasonably cooperate with Expedia to minimize any potential tax liability that may be incurred by HoldCo or the Company as a result of the Contribution or any additional amounts payable pursuant to Section 1.1(b) of this Agreement and to mitigate the economic impacts for Expedia therefrom. HoldCo and Expedia agree to, if and to the extent necessary, sign any and all documents and take any and all action necessary to give full effect to the Contribution.
1.3    Ruling Event. The Founders, HoldCo, the Company and Expedia hereby acknowledge and agree that (a) a Ruling Event has occurred with respect to the Founder Ruling Requests, (b) upon the execution of this Agreement, a Ruling Event has occurred with respect to the Company Ruling Request, (c) this Agreement constitutes “an agreement under which Expedia is obligated to the Company to make the Company whole for any additional tax liability incurred by it as a result of the Merger” for purposes of the definition of “Ruling Event” in the IPOSA and (d) the parties hereto have fully satisfied (and have not waived) all obligations to one another under the IPOSA and the TFARA in respect of the Cost Assumption. For the avoidance of doubt, the sole purpose of this Agreement is to cause a Ruling Event in accordance with the IPOSA and nothing in this Agreement is aimed to grant any additional rights to the Founders or the Company.
ARTICLE II
TAX TREATMENT AND TAX PROCEEDINGS
2.1    Tax Treatment. The Company, HoldCo (as legal successor of the Company) and Expedia acknowledge and agree that, notwithstanding the conclusion of the Rulings to the contrary, the Cost Assumption may not constitute Consideration for Corporate Tax purposes at the level of the Company under applicable German law, properly interpreted (the “Alternative Tax Treatment”).
2.2    Tax Returns. The Company, HoldCo (as legal successor of the Company) and Expedia agree that:

(a)    Unless otherwise required by mandatory law, the Merger shall be treated in the tax returns with respect to Corporate Taxes of the Company for the assessment period in which the tax effective date of the Merger occurs (each such return a “Tax Return”) consistently with the Alternative Tax Treatment, it being understood that the deviating treatment from the Rulings shall be disclosed to the respective tax authorities with all facts and relevant information and an explanation of such deviating treatment (“Disclosure Annex”).
(b)    The Company and/or HoldCo (as legal successor of the Company), as applicable, shall deliver to Expedia for Expedia’s review and comment, as applicable, a draft of any Disclosure Annex and the portion of any Tax Return related to the Alternative Tax Treatment or the Cost Assumption (such Disclosure Annex and such portion(s) of such Tax Return a “Relevant Filing”) no later than thirty (30) days prior to the due date for the Tax Return to which the Relevant Filing refers or of which such Relevant Filing forms a part (taking into account extensions). Expedia has to provide comments, if any, to such Relevant Filing no later than fifteen (15) days prior to the due date for filing such Tax Return (taking into account extensions), which comments have to be limited to matters relating to the Alternative Tax Treatment and/or the Cost Assumption. The Company and/or HoldCo, as applicable, shall revise (or cause to be revised) each Relevant Filing to reflect any reasonable comments timely provided by Expedia prior to filing and shall timely file (or cause to be filed) such Relevant Filing as so revised with the relevant Tax Return or as part of the relevant Tax Return, as applicable. If, in accordance with the provisions of this Agreement, the Alternative Tax Treatment is abandoned prior to the filing of the Tax Return, the Company and/or HoldCo (as legal successor of the Company), as applicable, shall deliver to Expedia for Expedia’s review and comment, as applicable, a draft of the portion of any Tax Return related to the Alternative Tax Treatment or the Cost Assumption and the foregoing provisions of this Section 2.2(b) shall apply, mutatis mutandis, to such Tax Return.
2.3    Tax Proceedings. As Expedia may reasonably instruct, the Company and/or HoldCo (as legal successor of the Company), as applicable, shall file objections (Einspruch), institute and conduct any contest or litigation or other proceedings (including appeals against court judgments (Revision)) related to taxes (a “Tax Proceeding”) against any assessment notice of the Company and/or HoldCo (as legal successor of the Company) confirming that the Cost Assumption constitutes Consideration. In furtherance and not in limitation of the immediately foregoing sentence, the Company and/or HoldCo (as legal successor of the Company) shall timely file (1) an objection without any substantiation against any assessment notice and/or (2) a lawsuit (Klage) without any substantiation against any objection notice (Einspruchsbescheid) of the Company or HoldCo (as legal successor of the Company), which assessment notice or objection notice, as applicable, confirms that the Cost Assumption constitutes Consideration unless Expedia has given any deviating instruction to the Company or HoldCo, as applicable, at the latest seven (7) days before the relevant period in which the objection or lawsuit has to be brought expires. With respect to the portions of any Tax Proceeding related to any Consideration in connection with the Cost Assumption (each such portion a “Relevant Tax Proceeding”) the Company, HoldCo (as legal successor of the Company) and Expedia agree to the following:

(a)    Expedia, the Company and/or HoldCo (as legal successor of the Company) shall reasonably cooperate with (or cause reasonable cooperation to be provided to) each other. In furtherance and not in limitation of the immediately foregoing sentence, the Company and HoldCo (as legal successor of the Company) shall:
(i)    follow Expedia’s reasonable written instructions;
(ii)    prepare and deliver to Expedia for Expedia’s review and comment, as applicable, a draft of the substantiation of the objection (Einspruchsbegründung), lawsuit (Klagebegründung) and/or other legal remedy (the “Substantiation”). In case the relevant legal remedy involves any due date for such Substantiation, the draft of the Substantiation has to be delivered to Expedia no later than ten (10) days prior to the due date for such Substantiation and Expedia has to provide comments, if any, to such Substantiation no later than five (5) days prior to the due date for filing such Substantiation. The Company and/or HoldCo, as applicable, shall revise (or cause to be revised) such Substantiation to reflect any reasonable comments timely provided by Expedia prior to filing and shall timely file (or cause to be filed) such Substantiation;
(iii)    grant (or cause to be granted to) Expedia and its advisors the right to participate in all meetings and discussions with applicable tax authorities related to the Relevant Tax Proceeding;
(iv)    keep Expedia reasonably informed and of the status of the Relevant Tax Proceeding and provide Expedia within seven (7) days following its receipt with copies of all correspondence received in connection with any Relevant Tax Proceeding and all information and documents as reasonably requested by Expedia in writing to evaluate any such correspondence and shall provide Expedia with a reasonable opportunity to comment on any materials to be submitted in connection with such Relevant Tax Proceeding;
(v)    not abandon, withdraw or settle (or cause or permit to be abandoned or withdrawn) any Relevant Tax Proceeding, or take any position inconsistent with the Alternative Tax Treatment in such Relevant Tax Proceeding, without the prior written consent of Expedia.
(b)    The Company and/or HoldCo (as legal successor of the Company), as applicable, may elect in writing, at any time, that Expedia shall direct a Relevant Tax Proceeding in its sole discretion and through counsel of its own choice, who is bound to professional confidentiality, and at its own expense; in such case the Company and/or HoldCo (as legal successor of the Company), as applicable, shall grant (or cause to be granted to) Expedia and its advisors all necessary powers of attorney or other authority to enable Expedia to conduct the Relevant Tax Proceeding. In case Expedia does not appoint a counsel of its own choice within twenty (20) days following the written election of the Company and/or HoldCo (as legal successor of the Company), the Company and/or HoldCo (as legal successor of the Company), as applicable, shall direct such Relevant Tax Proceeding in its sole discretion and shall be entitled to abandon, withdraw or settle (or cause or permit to be abandoned or withdrawn) the Relevant Tax

Proceeding in its discretion; if the Company and/or HoldCo (as legal successor of the Company), as applicable, in its sole discretion decides to continue such Relevant Tax Proceeding all costs in connection with the conduct of such Relevant Tax Proceeding as from that point in time are to be borne by the Company and HoldCo, as applicable.
(c)    Except as otherwise provided in Section 2.3(b) of this Agreement, Expedia shall reimburse the Company and/or HoldCo (as legal successor of the Company), as applicable, for all court fees, administrative fees (if any) and reasonable advisor expenses and costs in connection with the conduct of the Relevant Tax Proceeding.
2.4    Cooperation. With respect to the cooperation in tax matters other than the filing of Tax Returns (that is governed by Section 2.2 of this Agreement) and Tax Proceedings (that are governed by Section 2.3 of this Agreement) the Company, HoldCo (as legal successor of the Company) and Expedia agree to the following:
(a)    The Company and/or HoldCo (as legal successor of the Company) must not abandon the Alternative Tax Treatment, or take any position inconsistent with the Alternative Tax Treatment, in any statement to the tax authorities (including in connection with a tax field audit), unless a final, binding and unchangeable tax assessment notice issued to the Company and/or HoldCo (as legal successor of the Company) confirms that the Cost Assumption constitutes Consideration or Expedia has given its consent to such statement.
(b)    The Company and/or HoldCo (as legal successor of the Company) shall provide Expedia within seven (7) days following its receipt with copies of all material correspondence (including, without limitation, assessment notices, objection notices, tax field audit inquiries) received from the tax authorities in connection with the Alternative Tax Treatment and/or Cost Assumption (other than correspondence received in connection with any Relevant Tax Proceeding), including but not limited to correspondence received in the course of any audit, and all information and documents as reasonably requested by Expedia in writing to evaluate any such correspondence and shall provide Expedia with a reasonable opportunity to comment on any written statements to be submitted in connection with the Alternative Tax Treatment and/or the Cost Assumption to the tax authorities, including but not limited to written statements to be submitted in the course of any audit.
(c)    If the Alternative Tax Treatment and/or the Cost Assumption is to be reasonably expected to become subject of any meeting with a tax auditor in the course of any audit of the Company or HoldCo (as legal successor of the Company), the Company or HoldCo (as legal successor of the Company), as applicable, shall grant (or cause to be granted to) Expedia and its advisors the right to participate in such meeting. The Company and/or HoldCo (as legal successor of the Company) shall not abandon, withdraw or settle (or cause or permit to be abandoned or withdrawn) any tax field audit without the prior written consent of Expedia if such tax field audit relates to the Alternative Tax Treatment and/or the Cost Assumption.
ARTICLE III
GUARANTORS

3.1    Guarantor. Each of the Guarantor and Parent Guarantor hereby guarantee the proper fulfillment of all payment obligations of Expedia pursuant to this Agreement.
ARTICLE IV
MISCELLANEOUS
4.1    Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the parties to this Agreement and their respective successors and assigns; provided, that no party to this Agreement may directly or indirectly assign any or all of its rights or delegate any of its obligations under this Agreement without the express prior written consent of each other party to this Agreement, except that, upon written notice to the other parties to this Agreement, Expedia (or any of its permitted successors and assigns) may transfer, assign or delegate, in whole or from time to time in part, its rights and obligations under this Agreement to any of its affiliates, subject to the immediately following sentence, provided that, if such affiliate is no longer an affiliate of Expedia, such assignment shall be unwound.
4.2    Arbitration. All disputes between the parties hereto shall be finally settled under the ICC Arbitration Rules. The “Emergency Arbitrator Provisions” of the ICC Arbitration Rules will not apply. The ICC Arbitration Rules in effect on the date a party submits its “Request for Arbitration” (as defined in the ICC Arbitration Rules) will apply to the arbitration. The seat of arbitration and the location of the proceedings will be Amsterdam, The Netherlands, and the proceedings will be conducted in English. The governing law of the arbitration agreement will be the laws of The Netherlands. The arbitral tribunal will consist of three (3) arbitrators. HoldCo or the Company, on the one hand, and Expedia on the other shall each select and appoint one (1) arbitrator within thirty (30) days of initiation of the arbitration, and those arbitrators shall jointly appoint a third arbitrator within thirty (30) days of their selection and appointment. The existence of the arbitration; related testimony and documents exchanged, produced, or created by the parties; and the award or other determination of the arbitral tribunal will be confidential and will not be disclosed to third parties except for (a) the direct and indirect parents of the parties hereto and their direct and indirect subsidiaries, (b) third parties who have a need to know (e.g., legal counsel, accountants, witnesses, experts, etc.), and (c) third parties to whom disclosure is legally required (e.g., governmental authorities, etc.). For all claims not subject to arbitration pursuant to this Section 4.2, the competent courts of Amsterdam shall have exclusive jurisdiction.
4.3    Counterparts. This Agreement may be executed in counterparts (by facsimile or otherwise), each of which shall be deemed an original, but all of which taken together shall constitute one and the same instrument. This Agreement shall become effective when each party hereto shall have received a counterpart hereof signed by the other party hereto.
4.4    Translations. Where a Dutch or German term has been added in parentheses after an English term, only such Dutch or German term (as applicable) shall be decisive for the interpretation of the relevant English term whenever such English term is used in this Agreement.

4.5    Costs. Each party shall bear its own costs, fees and expensed, including the costs, fees and expenses of his/its advisors arising out of or in connection with the negotiation of this Agreement. Notary fees for notarizing this Agreement are to be borne by Expedia.
4.6    Incorporation by Reference. Sections 4.2, 4.3, 4.5, 4.6 and 4.8 through 4.12 of the IPOSA are hereby incorporated by reference, mutatis mutandis, with each reference therein to “hereof”, “herein”, “herewith”, “this Agreement” and words of similar import being deemed a reference to this Agreement.

Signed (notarized) on behalf of:

Mr. Rolf Schrömgens

Mr. Peter Vinnemeier

Mr. Malte Siewert

Expedia Lodging Partner Services S.à r.l.

Expedia, Inc. (Washington)

Expedia, Inc. (Delaware)

trivago GmbH

trivago N.V.